UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70453/September 19, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15418

In the Matter of
 	
ALTUS PHARMACEUTICALS, INC.,
BLACKHAWK CAPITAL GROUP
   BDC, INC.,
CARGO CONNECTION LOGISTICS
   HOLDING, INC.,
DIAPULSE CORPORATION OF
   AMERICA,
GLOBUS INTERNATIONAL
   RESOURCES CORP.,
KINGSTON SYSTEMS, INC., and
MEGA MEDIA GROUP, INC.
	ORDER MAKING FINDINGS AND
	REVOKING REGISTRATIONS AS TO
	FIVE RESPONDENTS BY DEFAULT

       The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on August 14, 2013. The OIP alleges that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act), and they have not filed periodic reports required by Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. Respondents were served with the OIP by August 16, 2013. Blackhawk Capital Group BDC, Inc. (Blackhawk), and Diapulse Corporation of America (Diapulse) filed Answers on August 23, 2013. On September 12, 2013, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to Diapulse. Altus Pharmaceuticals, Inc., Exchange Act Release No. 70379. At a prehearing conference on September 17, 2013, Blackhawk appeared and indicated it was interested in settling the allegations.

       All Respondents except Blackhawk and Diapulse are in default because they did not answer the OIP, participate in the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155, .220(f), .221(f). I find the following facts to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact

Altus Pharmaceuticals, Inc. (Altus Pharmaceuticals), Central Index Key (CIK) No. 1340744, is a void Delaware corporation located in Burlington, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Altus Pharmaceuticals is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $25,593,000 for the prior six months. On November 11, 2009, Altus Pharmaceuticals filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Massachusetts, which was closed on January 22, 2013. As of August 2, 2013, Altus Pharmaceuticals' common stock was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Cargo Connection Logistics Holding, Inc. (Cargo Connection), CIK No. 1093819, is a dissolved Florida corporation located in East Meadow, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cargo Connection is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2009, which reported a net loss of $146,727 for the prior year. As of August 2, 2013, the common stock of Cargo Connection was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Globus International Resources Corp. (Globus International), CIK No. 1033114, is a revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Globus International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2004. As of August 2, 2013, Globus International's common stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Kingston Systems, Inc. (Kingston Systems), CIK No. 810837, is a void Delaware corporation located in Hampton, New Hampshire, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Kingston Systems is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 27, 2008, which reported a net loss of $890,252 for the prior nine months. As of August 2, 2013, Kingston Systems' common stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Mega Media Group, Inc. (Media Group), CIK No. 1063262, is a revoked Nevada corporation located in Brooklyn, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Media Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2009, which reported a net loss of $1,674,480 for the prior six months. On August 10, 2009, Media Group filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Eastern District of New York, which was closed on June 14, 2013.

As of August 2, 2013, Media Group's common stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Altus Pharmaceuticals, Cargo Connection, Globus International, Kingston Systems, and Media Group have failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. These Respondents have failed to meet their periodic filing obligations and have failed to heed delinquency letters sent to them by the Division of Corporation Finance, or due to their failure to maintain a valid address on file with the Commission did not receive such letters. I conclude on these facts that it is both necessary and appropriate for the protection of investors to revoke the registration of their registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Altus Pharmaceuticals, Inc., Cargo Connection Logistics Holding, Inc., Globus International Resources Corp., Kingston Systems, Inc., and Mega Media Group, Inc., is revoked.

_____

Brenda P. Murray,
Chief Administrative Law Judge